The Board of Trustees of Forum Funds (the "Trust") called a special meeting (the "Special Meeting") of the shareholders of the Dinosaur Lisanti Small Cap Growth Fund (the "Fund"), a series of the Trust, to approve a new investment advisory agreement between Lisanti Capital Growth, LLC and the Trust, on behalf of the Fund. The Special Meeting was held on December 29, 2017.

Proposal:	For	Against	Abstain
To approve a new investment advisory agreement between Registrant and Lisanti Capital Growth, LLC.	286,585 shares representing 93.28% of the total shares voted.	2,172 shares representing 0.71% of the total shares voted.	18,489 shares representing 6.02% of the total shares voted.